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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.  )

PLAINS EXPLORATION & PRODUCTION COMPANY
..........................................
(Name of Issuer)

COMMON STOCK
..........................................
(Title of Class of Securities)

726505100
..........................................
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)	PAGE 1 OF 8

CUSIP NO. 726505100	13G	PAGE 2 OF 8 PAGE

..............................................................................
 1	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	(A)	KAYNE ANDERSON CAPITAL ADVISORS, L.P.	- 95-4486379
	(B)	RICHARD A. KAYNE	- ###-##-####
..............................................................................
 2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
	(b) [X]
..............................................................................
 3	SEC USE ONLY
..............................................................................
 4	CITIZENSHIP OR PLACE OF ORGANIZATION
	(A)	IS A CALIFORNIA LIMITED PARTNERSHIP
	(B)	IS A U.S. CITIZEN
..............................................................................
		5	SOLE VOTING POWER
			(A) 0
 NUMBER OF		(B) 90,616
 SHARES	.....................................................
 BENEFICIALLY	6	SHARED VOTING POWER
 OWNED BY		(A) 1,816,300
EACH REPORTING	(B) 1,816,300
 PERSON WITH	.....................................................
 		7	SOLE DISPOSITIVE POWER
 			(A) 0
			(B) 90,616
 .....................................................
 8	SHARED DISPOSITIVE POWER
 	(A) 1,816,300
	(B) 1,816,300
 .............................................................................
  9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
 	(A) 1,816,300
	(B) 1,906,916
 .............................................................................
 10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*	[ ]
 .............................................................................
 11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 	(A) 7.6%
	(B) 7.9%
 .............................................................................
 12	TYPE OF REPORTING PERSON*
 	(A) IA
	(B) IN
 .............................................................................

 *SEE INSTRUCTIONS BEFORE FILLING OUT!

 PAGE 2 OF 8

United States
Securities and Exchange Commission

Schedule 13G

*********************

Item 1.	(a)	Issuer:	Plains Exploration & Production Company
(b)	Address:	500 Dallas Street,
Suite 700
	Houston, TX 77002

Item 2.	(a)	Filing Persons:	Kayne Anderson 	Richard A. Kayne
Capital Advisors, L.P.

(b)	Addresses:	1800 Avenue of the Stars,	1800 Avenue of the Stars,
			Second Floor	Second Floor
			Los Angeles, CA  90067	Los Angeles, CA 90067

(c)	Citizenship:	Kayne Anderson Capital Advisors, L.P. is a
California limited partnership
			Richard A. Kayne is a U.S. Citizen

	(d)	Title of Class
of Services:	Common Stock

	(e)	Cusip Number:	726505100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

	(e)	Kayne Anderson Capital Advisors, L.P., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.	Ownership

	(a) Amount Beneficially Owned:

	Kayne Anderson Capital Advisors, L.P.

? Managed Investment Limited Partnerships	1,793,533

? Other Managed Accounts	     22,767

? Richard A. Kayne	   90,616
	Total	1,906,916


	(b)	Percent of Class:	   7.9%



PAGE 3 OF 8


United States
Securities and Exchange Commission

Schedule 13G


Plains Exploration & Production Company (Issuer)
**************************

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check
the following     [ ].
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
	Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item. 9.	Notice of Dissolution of Group
	Not applicable

Item 10.	Certification
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

PAGE 4 OF

United States
Securities and Exchange Commission

Schedule 13G

Plains Exploration & Production Company (Issuer)
**************************


SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




	February 11, 2003
	Date



	/S/ RICHARD A. KAYNE
	Richard A. Kayne



KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.


	By:  	/S/ DAVID J. SHLADOVSKY
	David J. Shladovsky, Secretary

PAGE 5 OF

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.





	February 11, 2003
	Date


		/S/ RICHARD A. KAYNE
	Richard A. Kayne



KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.


	By: 	/S/ DAVID J. SHLADOVSKY
	David J. Shladovsky, Secretary


PAGE 6 OF

United States
Securities and Exchange Commission

Schedule 13G
 (cover page)
Plains Exploration & Production Company (Issuer)
**************************


Box 9.	The reported shares are owned by investment accounts (including five investment limited partnerships and one 401(k) plan) managed, with discretion to purchase or sell securities, by Kayne Anderson Capital Advisors, L.P., a registered investment adviser.

Kayne Anderson Capital Advisors, L.P. is the general partner of the limited partnerships. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships. Kayne Anderson Capital Advisors, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partnership interests in the limited partnerships and by virtue of his indirect interest in the interest of Kayne Anderson Capital Advisors, L.P. in the limited partnerships.

PAGE 7 OF

UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Plains Exploration & Production Company.





Dated:  February 11, 2003




		/S/ RICHARD A. KAYNE
	Richard A. Kayne



KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.


	By: 	/S/ DAVID J. SHLADOVSKY
	David J. Shladovsky, Secretary

PAGE 8 OF 8
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